Filed by NACCO Industries, Inc. pursuant to
Rule 425 promulgated under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
promulgated under the Securities Act of 1934
Registration No. 333-137244
Subject Company: Applica Incorporated
Commission File No.: 1-10177
For Immediate Release
Tuesday, October 3, 2006
NACCO INDUSTRIES, INC. ANNOUNCES EXPIRATION OF U.S. REGULATORY REVIEW PERIOD IN CONNECTION
WITH PROPOSED MERGER OF APPLICA INCORPORATED INTO HAMILTON BEACH/PROCTOR-SILEX
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     CLEVELAND, OH, October 3, 2006 — NACCO Industries, Inc. (NYSE: NC) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act relating to the proposed merger of Applica Incorporated into NACCO’s HB-PS Holding Company, Inc. subsidiary (“Hamilton Beach/Proctor-Silex”), following the spin-off of Hamilton Beach/Proctor-Silex to NACCO’s stockholders, has expired. Expiration of the Hart-Scott-Rodino waiting period is a condition to completion of the proposed merger. Completion of the proposed merger remains subject to the approval of Applica’s shareholders and other conditions set forth in the merger agreement.
About NACCO
     NACCO is an operating holding company with three principal businesses: lift trucks, housewares and mining. NACCO Materials Handling Group, Inc. designs, engineers, manufactures, sells, services and leases a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster and Yale brand names. NACCO Housewares Group consists of Hamilton Beach/Proctor-Silex, a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels, and The Kitchen Collection, Inc., a national specialty retailer of brand-name kitchenware, small electric appliances and related accessories. The North American Coal Corporation mines and markets lignite coal primarily as fuel for power generation and provides selected value-added mining services for other natural resources companies. Additional information about NACCO is available at www.nacco.com.
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     In connection with the proposed transaction, HB-PS Holding Company, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a proxy statement/prospectus/information statement relating to the proposed transaction. Investors are urged to read the definitive proxy statement/prospectus/information statement regarding the proposed transaction when it becomes available because it will contain important information about HB-PS Holding Company, Inc., Applica Incorporated and NACCO Industries, Inc. and the proposed transaction.
     Investors and security holders may obtain free copies of the registration statement on Form S-4 and the definitive proxy statement/prospectus/information statement (when available), as well as other documents containing information about HB-PS Holding Company, Inc., Applica Incorporated and NACCO Industries, Inc. when they become available through the website maintained by the SEC at www.sec.gov. In addition, the documents filed with the SEC by Applica Incorporated may be obtained free of charge by directing such requests to Applica Incorporated, 3633 Flamingo Road, Miramar, Florida 33027, Attention: Investor Relations ((305) 362-2611), or from Applica Incorporated’s website at www.applicainc.com. The documents filed with the SEC by HB-PS Holding Company, Inc. may be obtained free of charge by directing such requests to HB-PS Holding Company, Inc., 4421 Waterfront Drive, Glen Allen, Virginia 23060, Attention: Investor Relations (804) 527-7166), or from HB-PS Holding Company, Inc.’s website at www.hamiltonbeach.com. The documents filed with the SEC by NACCO Industries, Inc. may be obtained free of charge by directing such requests to NACCO Industries, Inc., 5875 Landerbrook Drive, Cleveland, Ohio 44124, Attention: Investor Relations ((440) 449-9669), or from NACCO Industries, Inc.’s website at www.nacco.com.
     Applica Incorporated, HB-PS Holding Company, Inc. and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from Applica Incorporated shareholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction is included in the registration statement on Form S-4 and proxy statement/prospectus/information statement included within the registration statement on Form S-4, as well as in other relevant documents filed with the SEC. In addition, information about Applica Incorporated’s directors, executive officers and members of management is contained in Applica Incorporated’s most recent proxy statement, which is available on Applica Incorporated’s website and at www.sec.gov.
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FOR FURTHER INFORMATION, CONTACT:
NACCO Industries, Inc. (including Hamilton Beach/Proctor-Silex)
Christina Kmetko
Manager-Finance
(440) 449-9669